UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Metalpha Announces Results of 2026 Annual General Meeting of Shareholders Held on March 31, 2026

Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”) today announced the results of its 2026 annual general meeting of shareholders (the “2025 AGM”) held on March 31, 2026 in Hong Kong. The Company’s shareholders voted in favor of each of the following resolutions:

Resolution 1: as an ordinary resolution, re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the Memorandum and Articles of Association of the Company, as amended from time to time (the “M&A”);

Resolution 2: as an ordinary resolution, re-elect Pengyuan Fan as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 3: as an ordinary resolution, re-elect Sen Lin as a director of the Company to hold office until the election of her successor in office or removal pursuant to the provisions of the M&A; and

Resolution 4: as an ordinary resolution, re-elect Jingxin Tian as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 5: as an ordinary resolution, re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.

Shareholders representing 28,578,006 votes, or 60.66%, of all votes attaching to all ordinary shares of the Company issued and outstanding as of 5:00 p.m. on March 9, 2026 (Eastern time), which is the record date for the 2026 AGM, were present in person or by proxy at the 2026 AGM. The results of the votes were as follows:

NO.	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	AS AN ORDINARY RESOLUTION

	Re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	100.0%	0.0%	0.0%

2.	AS AN ORDINARY RESOLUTION

	Re-elect Pengyuan Fam as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	100.0%	0.0%	0.0%

3.	AS AN ORDINARY RESOLUTION

	Re-elect Sen Lin as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	99.9%	0.1%	0.0%

4.	AS AN ORDINARY RESOLUTION

	Re-elect Jingxin Tian as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	100.0%	0.0%	0.0%

5.	AS AN ORDINARY RESOLUTION

	Re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	100.0%	0.0%	0.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: March 31, 2026

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